Special Meeting of Kingtone Wirelessinfo Solution Holding Ltd

Date: May 21, 2018

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Please refer to Kingtone Wirelessinfo's Notice ("Notice") for the text of all resolutions.

Resolutions:

Resolution	For	Against	Abstain
1. To (i) approve the exchange of the Company's assets with assets of C Media Limited (the "Asset Exchange") pursuant to that Asset Exchange Agreement, dated January 25, 2018, by and between the Company and C Media Limited (the "Asset Exchange Agreement"), and (ii) ratify, confirm and approve the entering into by the Company of the Asset Exchange Agreement;	☐	☐	☐
2. To approve (items (A) to (K) as referred to in the Notice being, collectively, the "Capital Reorganisation");	☐	☐	☐
3. To approve the issuance of (i) 185,412,599 Ordinary Shares, to C Media Limited and/or its designees (as nominated by C Media) and (ii) 1,000,000 Preferred Shares to Mr. Xuesong Song, pursuant to the terms of the Asset Exchange Agreement (the "New Share Issuance");	☐	☐	☐
4. To approve (i) the cancellation by the Company of its American Depositary Share ("ADS") program and the de-listing by the Company of its ADSs from the NASDAQ Capital Market (the "ADS De-Listing"); (ii) the listing of the Company's Ordinary Shares on the NASDAQ Capital Market; and (iii) the Authorized Persons to execute and file, in the name and on behalf of the Company, a listing application and agreement for the quotation of the Ordinary Shares on the NASDAQ Capital Market and to furnish such information and take any and all further action and execute and file any and all other applications and agreements as may be required for the NASDAQ's approval of the ADS De-Listing and the listing of the Ordinary Shares on the NASDAQ Capital Market (the "Substitution Listing");	☐	☐	☐
5. To authorize the Authorized Signatories of the Company to execute all such documents and to do all such things as the directors may deem necessary to give effect to the Asset Exchange Agreement, the Capital Reorganisation, the New Share Issuance, the ADS De-Listing, the Substitution Listing and all the transactions set above in this notice or contemplated hereby or required to give effect thereto; and	☐	☐	☐
6. To elect each of Xuesong Song, Kegang Peng, Jin Shi, Dennis Galgano, Jiming Ha and Zhihao Xu as a new director of the Company (the "New Directors"), effective upon the closing of Asset Exchange Agreement and until the next stockholders' meeting or such time as such director resigns or is removed and his/her successor is appointed.			
7. If necessary: To instruct the chairman of the Special Meeting to adjourn the Special Meeting for the purpose of soliciting additional proxies if there are insufficient proxies received at the time of the Special Meeting to pass resolutions (1) to (6) above.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

________________ Please Sign Here   __________ Please Date Above

________________ Please Sign Here   __________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special Meeting of Kingtone Wirelessinfo Solution Holding Ltd to be held May 21, 2018 For Holders as of April 26, 2018

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, New York time on May 17, 2018.

PROXY TABULATOR FOR
KINGTONE WIRELESSINFO
SOLUTION HOLDING LTD
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Kingtone Wirelessinfo Solution Holding Ltd

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 pm New York time on May 17, 2018)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Kingtone Wirelessinfo Solution Holding Ltd registered in the name of the undersigned on the books of the Depositary as of the close of business **April 26, 2018** at the Special Meeting of the Shareholders of Kingtone Wirelessinfo Solution Holding Ltd to be held on **May 21, 2018** in 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi'an, Shaanxi Province, People's Republic of China 710065 at 10:00 a.m. local time and at any adjournment or postponement thereof, on the matters specified on the reverse side.

NOTE:

1. **Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designed by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
KINGTONE WIRELESSINFO
SOLUTION HOLDING LTD
P.O. Box 8016
CARY, NC 27512-9903